Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended
	March 27,	March 28,
	2010	2009
Earnings[1]	$3,495	$691

Adjustments:
Add - Fixed charges	42	29
Subtract - Capitalized interest	(30)	(15)

Earnings and fixed charges (net of capitalized interest)	$3,507	$705

Fixed charges:
Interest[2]	$—	$—
Capitalized interest	30	15
Estimated interest component of rental expense	12	14

Total	$42	$29

Ratio of earnings before taxes and fixed charges, to fixed charges	84	24

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of operations is not included.